FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Amsterdam, 23 April 2007

ABN AMRO announces USD 21 billion sale of LaSalle to Bank of America

Separate from today’s announcement of the proposed merger of ABN AMRO Holding N.V. (“ABN AMRO”) with Barclays PLC (“Barclays”), the Managing Board and the Supervisory Board of ABN AMRO today announce the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America for USD 21 billion in cash. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale.

Headquartered in Chicago, LaSalle has been the centrepiece of ABN AMRO’s US operations since its acquisition nearly 30 years ago. As a result of both organic and acquisition growth, LaSalle became one of the 20 largest bank holding companies in the United States. Through its two principal subsidiaries, LaSalle Bank N.A. and LaSalle Bank Midwest N.A., LaSalle operates a network of more than 400 branches and more than 1,500 ATMs in Illinois, Michigan and Indiana and more than 25 regional lending offices throughout the country.

As at 31 December 2006, LaSalle had more than USD 113 billion in tangible assets and a tangible book value of USD 9.7 billion. These figures are adjusted for businesses retained by ABN AMRO and the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of USD 1,035 million. On the basis of the above, the purchase price of USD 21 billion represents a 2006 price to earnings multiple of 20.3 and a 2006 price to tangible book value multiple of 2.2.

The sale of LaSalle is expected to generate a very significant gain. Taking into account the excess capital from the sale of LaSalle, the management of the combined group resulting from the proposed merger of ABN AMRO and Barclays expects to distribute approximately EUR 12 bln to the shareholders of the combined group in a tax efficient form, primarily through buy-backs after completion of the offer. The value of the sale of LaSalle to ABN AMRO shareholders is reflected in the exchange ratio agreed with Barclays.

The sale of LaSalle is expected to complete late 2007 and is subject to regulatory approvals and other customary closing conditions. The sale and purchase agreement permits ABN AMRO to execute a similar agreement for a higher offer for LaSalle for the same business for a period of 14 calendar days from the date of the agreement, permits Bank of America to match any higher offer and provides for a termination fee of USD 200 million payable to Bank of America if the agreement is terminated under certain limited circumstances. The agreement also provides for a purchase price adjustment linked to the financial performance of LaSalle before the completion of the transaction.

LaSalle represents a unique and important strategic opportunity for Bank of America in augmenting its unparalleled business platform in the US.

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“LaSalle has been a wonderful platform for ABN AMRO in the United States because of its strong focus on customer service, dedicated employees, community involvement and civic leadership,” said Joost Kuiper, member of the Managing Board of ABN AMRO and responsible for the Business Unit North America.

“LaSalle is an outstanding business and has demonstrated an impressive record of growth and profitability. In light of this record, the Managing Board decided that greater value for our shareholders could be achieved by finding the right buyer,” commented Rijkman Groenink, Chairman of the Managing Board of ABN AMRO. “Today’s announcement is clear evidence of the tremendous value created for our shareholders. I would personally like to thank the management and staff at LaSalle for their many years of loyal service and success as part of the ABN AMRO organisation. I wish them continued success in the future.”

ABN AMRO was advised by UBS Limited as lead financial adviser. ABN AMRO was further advised by Morgan Stanley & Co. Limited and Lehman Brothers as financial advisers. The Supervisory Board of ABN AMRO was advised by Goldman Sachs International. Legal counsel was provided to ABN AMRO by Davis Polk & Wardwell along with Vedder, Price, Kaufman & Kammholz, P.C. as to US law, and by Nauta Dutilh N.V. and Allen & Overy LLP as to Dutch law.

About Bank of America
Bank of America is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 56 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and award-winning online banking with nearly 22 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange.

About ABN AMRO
Netherlands-based ABN AMRO Bank N.V. is a leading international bank with total assets of EUR 999 bln. It operates more than 4,500 branches in 53 countries, and has a staff of more than 110,000 full-time employees worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

Press Relations:	+31 (0)20 628 8900

Press Contact US:	Shawn Platt +1 (312) 904 7240

Investor Relations:	+31 (0)20 628 7835

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

	By:	/s/ P H M Hofsté

		Name:	P H M Hofsté
		Title:	Chief Accounting Officer

Date: April 23, 2007
	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Secretary to the Managing Board